                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from January 1, 2001 to December 31, 2001

Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 004


           MERCK & CO., INC. EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  P.O. Box 100
                    Whitehouse Station, New Jersey 08889-0100
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Merck & Co., Inc. Employee Stock Purchase and Savings Plan
Employer Identification Number:  22-1109110
Plan Number:  004



                                      INDEX


                                                                                     Page
                                                                                     ----
REPORT OF INDEPENDENT ACCOUNTANTS                                                     1

REPORT OF PRIOR YEAR'S INDEPENDENT ACCOUNTANTS                                        2

FINANCIAL STATEMENTS
       Statements of Net Assets Available for Benefits as of December 31, 2001
         and 2000                                                                      3
       Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 2001                                                  4

NOTES TO FINANCIAL STATEMENTS                                                         5-8

SUPPLEMENTAL SCHEDULE*
       H - Line 4i - Schedule of Assets (Held at End of Year)                          9

SIGNATURE                                                                              10

CONSENT OF INDEPENDENT ACCOUNTANTS                                                     11


* Other schedules required by Section 2520.103-8 are omitted because they are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Merck & Co., Inc.:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the "Plan") as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



PricewaterhouseCoopers LLP
Florham Park, NJ
June 14, 2002

     THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR
         ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Merck & Co., Inc:

We have audited the accompanying statement of net assets available for benefits of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                 ARTHUR ANDERSEN LLP


New York, New York
May 18, 2001

                                MERCK & CO., INC.

                    EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                              DECEMBER 31,     DECEMBER 31,
                                                  2001             2000
                                                  ----             ----
   Assets
      Investment in the Master Trust          $298,258,625    $427,614,795
      Participant loans at contract value        9,845,903       9,300,609
                                              ------------    ------------
          Total investments                    308,104,528     436,915,404
                                              ------------    ------------
      Receivables:
        Employer's contribution                    175,763         141,719
        Participants' contributions                547,289         462,627
                                              ------------    ------------
          Total receivables                        723,052         604,346
                                              ------------    ------------
   Net assets available for benefits          $308,827,580    $437,519,750
                                              ============    ============



The accompanying notes to financial statements are an integral part of these financial statements.

                                MERCK & CO., INC.

                    EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                             YEAR ENDED
                                                         DECEMBER 31, 2001
                                                         -----------------
  Additions to net assets attributed to
      Contributions to the Plan:
        By participants                                     $  21,874,232
        By the employer                                         6,215,349
                                                            -------------
         Total contributions                                   28,089,581
      Transfer in                                                  24,833
                                                            -------------
         Total additions                                       28,114,414
                                                            -------------
  Deductions from net assets attributed to
      Investment loss from the Master Trust                  (130,839,305)
                                                            --------------
      Benefits paid to participants                           (21,899,439)
      Transfer out                                             (4,063,560)
      Administration fees                                          (4,280)
                                                            -------------
        Total deductions                                     (156,806,584)
                                                            --------------
        Net decrease                                         (128,692,170)
  Net assets available for benefits
    Beginning of the year                                     437,519,750
                                                            -------------
    End of year                                             $ 308,827,580
                                                            =============




The accompanying notes to financial statements are an integral part of these financial statements.

                                MERCK & CO., INC.

                    EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS





1. DESCRIPTION OF PLAN:

    The following description of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

    The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the "Company" or "Merck") as well as a systematic means of saving and investing for the future. Generally, any regular full-time, part-time, or temporary employee of the Company who is a U.S. resident covered by a collective bargaining agreement providing for participation in this Plan as defined by the Plan document, and has completed one year of employment, is eligible to participate. Certain unions have negotiated to allow their members to join the Plan on or after the first day of the third month following commencement of employment.

    The Plan is administered by a management committee appointed by the Chief Executive Officer of the Company.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

    The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Savings & Security Plan and the Merck-Medco Managed Care 401(k) Savings Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participant's account balance within each plan. Investment income and administrative expenses for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

    Depending on the terms of the applicable collective bargaining agreements, effective July 1, 2001, employees earning less than $85,000 were allowed to contribute a maximum of 18% of base pay. Employees earning $85,000 or more are limited to maximum contributions of 15% of base pay. In addition, the Company will match 60% of employee contributions up to 6% of base pay per pay period, or contributions of a predetermined dollar amount negotiated with each bargaining group, whichever is less. Company matching contributions are invested according to the following age parameters:

    Under age 50 -- 50% of Company matching contributions is invested in the Merck Common Stock Fund (non-participant directed) and 50% is invested in the funds to which the participant is currently contributing (participant directed).

    Age 50 and above -- Participants have the option to invest all Company matching contributions in any of the available fund options (participant directed).

    Participants direct the investment of their contributions into any investment option available under the Plan, including Merck Common Stock (participant directed). During 2001, the Plan offered 21 mutual funds and the Merck Common Stock Fund. Effective January 1, 2002, the Plan offers 20 mutual funds and the Merck Common Stock Fund.

Participant Accounts

    Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings and fees. The allocation is based on participants' account balances, as defined in the Plan document.

Vesting

    Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Participant Loans

    Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance.

Payment of Benefits

    In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

    The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

    The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

    Valuation of investments of the Plan represents the Plan's allocable portion of the Master Trust. Participant loans are valued at cost which approximates fair value.

    Investment loss from the Master Trust includes interest, dividends and net appreciation (depreciaton) in market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

Contributions

    Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

Payment of Benefits

    Benefits are recorded when paid.

Expenses

    The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.

Risks and Uncertainties

    The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Reclassifications

    Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3. NON-PARTICIPANT-DIRECTED INVESTMENTS:

    Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:


                                          DECEMBER 31,     DECEMBER 31,
                                              2001            2000
                                              ----            ----
    Net Assets:
         Investment in Master Trust       $11,537,874      $53,027,764
                                          -----------      -----------

                                                  YEAR ENDED
                                               DECEMBER 31, 2001
                                               -----------------
 Changes in Net Assets
   Contributions                                 $  1,742,580
   Investment loss from Master Trust              (19,329,347)
   Benefits paid to participants                     (390,867)
   Transfers to participant directed
     investments and other Plans                  (23,512,256)
                                                 ------------
                                                 $(41,489,890)
                                                 ============


4. RELATED-PARTY TRANSACTIONS:

    Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

    Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TAX STATUS:

    The Plan obtained a tax determination letter from the Internal Revenue Service dated September 18, 1995 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operated in compliance with the IRC. Therefore, no provision for income taxes has been made.

7. OTHER MATTERS:

    Transfers in 2001 of ($4,038,727) consist of transfers between the Plan and the Merck & Co., Inc. Employee Savings & Security Plan for employees who changed their union status during the year.

8. MASTER TRUST:

    The Plan has a 9% and 10% interest in the Master Trust at December 31, 2001 and December 31, 2000, respectively. The net assets of the Master Trust are as follows:


                                  DECEMBER 31,          DECEMBER 31,
                                      2001                  2000
                                      ----                  ----
Mutual Funds                     $1,546,205,918       $1,627,405,642
Merck Common Stock                1,713,814,350        2,634,410,443
Accrued interest and
  dividends                          10,068,775            9,724,243
                                 --------------       --------------
                                 $3,270,089,043       $4,271,540,328
                                 ==============       ==============


    Changes in net assets for the year ended December 31, 2001 for the Master Trust are as follows:


   Additions to net assets
     Contributions
        Participant                              $   244,101,401
        Employer                                      93,834,651
                                                 ---------------
          Total contributions                        337,936,052
                                                 ---------------
     Transfers in                                      4,942,101
     Loan repayments                                  22,552,254
                                                 ---------------
            Total additions                          365,430,407
                                                 ---------------
   Deductions from net assets attributed to
     Investment income (loss)
        Interest and dividends                        72,082,797
        Net depreciation in mutual funds            (228,109,762)
        Net depreciation in Merck Common
          Stock                                     (984,571,805)
                                                 ----------------
          Total investment income (loss)          (1,140,598,770)
                                                  ---------------
     Benefits paid                                  (196,846,563)
     Transfers out                                    (4,942,100)
     Loan issuance                                   (26,175,550)
     Administrative fees                                 (35,784)
                                                 ---------------
          Total deductions                        (1,368,598,767)
                                                 ----------------
   Net reallocation                                    1,717,075
          Net decrease and reallocations          (1,001,451,285)
   Net assets available for benefits
     Beginning of year                             4,271,540,328
                                                 ---------------
     End of year                                 $ 3,270,089,043
                                                 ===============

                                                                 SCHEDULE H
                                                                 EIN: 22-1109110
                                                                 PLAN NO.: 004



                                MERCK & CO., INC.

                    EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

               LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2001




                                                        (c) DESCRIPTION OF INVESTMENT INCLUDING
           (b) IDENTITY OF ISSUE, BORROWER,            MATURITY DATE, RATE OF INTEREST, COLLATERAL,                  (e) CURRENT
  (a)           LESSOR OR SIMILAR PARTY                         PAR OR MATURITY VALUE                  (d) COST          VALUE
  ---           -----------------------                         ---------------------                  --------          -----
   *       Merck & Co., Inc. Employee Savings &
              Security Plan and the Merck & Co.,
              Inc. Employee Stock Purchase &
              Savings Plan Trust                     Master Trust                                          **        $298,258,625


   *       Participants' Loans                       Interest rates ranging from 6.5% to 10.5% and
                                                     with maturities through 2031                                       9,845,903
                                                                                                                     ------------
                                                     Total                                                           $308,104,528
                                                                                                                     ============



--------------
*  Denotes a party-in-interest to the Plan.
** Cost is not required for participant directed investments.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Stock Purchase and Savings Plan by the undersigned thereunto duly authorized.



                                Merck & Co., Inc., as plan administrator


                                By: /s/ Caroline Dorsa
                                    ----------------------------------------
                                    Caroline Dorsa
                                    Vice President & Treasurer




June 27, 2002

                       CONSENT OF INDEPENDENT ACCOUNTANTS



    We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-21087, 33-21088, 33-36101, 33-40177, 33-51235,
33-53463, 33-64273, 33-64665, 333-23293, 333-23295, 333-91769, 333-30526,
333-31762, 333-40282, 333-52264, 333-53246, 333-56696, 333-72206 and 333-65796),
on Forms S-4 (Nos. 33-50667 and 33-61982) and on Forms S-3 (Nos. 33-60322,
33-39349, 33-51785, 33-57421, 333-17045, 333-36383, 333-77569, and 333-72546) of
Merck & Co., Inc. of our report dated June 14, 2002 relating to the financial statements of Merck & Co., Inc. Employee Stock Purchase and Savings Plan as of December 31, 2001 and for the year ended, which appears in this Form 11-K.





PricewaterhouseCoopers LLP

Florham Park, NJ
June 14, 2002